Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-180300-03

September 8, 2014

$779,500,000

FLOATING RATE SENIOR NOTES DUE 2016

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse AG, acting through its New York Branch

Note type:	Floating Rate Senior Notes

Format:	SEC Registered

Minimum denomination:	$250,000 x $1,000

Trade date:	September 8, 2014

Settlement date:	September 11, 2014 (T+3)

Maturity date:	March 11, 2016

Principal amount:	$779,500,000

Coupon:	3mL + 30bps

Public offering price:	100%

Interest payment dates:	March 11, June 11, September 11, and December 11. First payment on December 11, 2014. Subject to modified following business day convention.

Interest reset dates:	Each interest payment date

Interest determination dates:	Two London Business Days prior to each Interest Reset Date

Day count:	Actual/360

CUSIP:	22546QAQ0

ISIN:	US22546QAQ01

Sole bookrunner:	Credit Suisse Securities (USA) LLC

Co-managers:	Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement, including a prospectus, a prospectus supplement, and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.